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Banco Santander Chile

Pillar III Market Discipline and Transparency

March 31, 2023

Index

Santander

KM1- Key Parameters

	Amounts expressed in MMCLP	1Q2023
	Available capital (amounts)	**Consolidated**
1	Common Equity Tier 1 (CET1)	4,015,590
1a	Fully loaded ECL accounting model CET1	
2	Tier 1 capital	4,759,663
2a	Fully loaded ECL accounting model Tier 1	
3	Total capital	6,526,885
3a	Fully loaded ECL accounting model total capital	
	Risk-weighted assets (amounts)	
4	Total Risk Weighted Assets (RWA)	38,386,948
4a	Total Risk Weighted Assets (before the application of the minimum weight)	
	Risk-Based Capital Ratios (% of RWAs)	
5	Common Equity Tier 1 ratio(%)	10.46%
5a	CET1 coefficient with ECL accounting model with full application of the rules (	
5b	CET1 coefficient (%) (coefficient before the application of the minimum weight)	
6	Tier 1 Capital coefficient (%)	12.40%
6a	Tier 1 capital ratio with ECL accounting model with full application of the rules (%)	
6b	Tier 1 capital coefficient (%) (coefficient before the application of the minimun	
7	Effective equity coefficient (%)	17.00%
7a	Coefficient of effective equity with ECL accounting model with full application of the rules (%)	
7b	Effective equity coefficient (%)(coefficient before the application of the minimur	
	Additional core capital (% of RWAs)	
8	Capital conservation buffer requirement (%)	1.25%
9	Countercyclical buffer requirement (%)	0.00%
10	D-SIB additional requirements (%)	0.38%
11	Total of bank CET1 specific buffer requirements (%)	1.63%
12	CET1 available after meeting the bank's minimum capital requirements (%)	5.96%***
	Leverage ratio**	
13	Total leverage ratio exposure measure	62,383,147***
14	Leverage ratio (%)	6.65%***
14a	Basel III leverage ratio with full application ECL accounting model (%) (including the effects of any applicable temporary exemptions from central bank reserves)	
14b	Basel III leverage ratio (%) (excluding the effects of any applicable temporary exemptions from central bank reserves)	
	Liquidity Coverage Ratio (LCR)**	
15	Total high-quality liquid assets (HQLA)	6,929,416
16	Total net cash outflow	4,097,644
17	LCR (%)	169.77%
	Net Stable Funding Ratio (NSFR)**	
18	Total available stable funding	40,377,813
19	Total required stable funding	35,105,094
20	NSFR (%)	115.02%

* Banco Santander considers a conservation buffer target of 2.5% to maintain its solvency classification A. As stipulated in chapter 1-13 of the RAN.

**Average data, as required in RAN 21.20

***Data reprocessed with respect to the March 2023 Pillar III Report, due to incorrect interpretations of the norm.

OV1- RWA Presentation

	Amounts in MMCLP	Mar 2023 RWA Consolidated	Mar 2023 Minimum Capital Requirements Consolidated
1	Credit risk (excluding counterparty credit risk and securitization exposures)	26,812,529	2,145,002
2	Standardised approach	26,812,529	2,145,002
3	Internal approach		
4	Of which, with the Commission's attribution method.		
5	Of which, using the advanced internal ratings-based method (A-IRB)		
6	Counterparty credit risk	1,043,467	83,477
7	Of which, using the standardised approach for counterparty credit risk		
8	Of which, with the method of internal models(IMM)		
9	Of which, other CCRs		
10	Credit Valuation Adjustments		
11	Equity positions with the simple risk weight method and the internal models method during the transitional period of five years		
12	Investment funds in the banking book – constituent method		
13	Investment funds in the banking book – internal regulation method		
14	Mutual fund in the banking book - alternative method		
15	Settlement risk		
16	Securitization exposures in the banking book		
17	Of which, using the IRB methodology for securitization		
18	Of which, using the external ratings-based method for securitizations (SEC-ERBA), including internal evaluation method (IAA)		
19	Of which, using the standardized methodology for securitizations (SEC-SA)		
20	Market risk (MES)	5,444,649	435,572
21	Of which, using the standardized methodology		
22	Of which, using internal methodologies		
23	Operational risk	4,324,669	345,974
24	Amounts below the thresholds for deduction	761,633	60,931
25	Minimum floor adjustment (aggregate capital)		
26	**Total** (1+6+12+13+14+16+20+23+24+25)	38,386,948	3,010,025

LR1- Comparative Summary of Accounting Assets vs. Leverage Ratio Exposure Measure

	Cifras en MMCLP, Datos promedios del trimestre	1Q2023 Consolidado
1	Activos totales en los estados financieros publicados (neto de provisiones exigidas)	69,213,629
2	Ajustes sobre CET1***	-119,300
3	Ajustes relativos a activos fiduciarios reconocidos en el balance conforme al marco contable vigente, pero excluidos de la medida de la exposición del coeficiente de apalancamiento	
4	Exposición con instrumentos financieros derivados (equivalentes de crédito)	-9,066,109
5	Ajustes por operaciones de financiación con valores SFT (es decir, repos y préstamos garantizados similares)	
6	Ajustes por exposiciones de créditos contingentes	2,441,786
7	Otros ajustes (activos que se generan por la intermediaciónde instrumentos financieros a nombre propio por cuenta de terceros, otros)	-86,860
8	**Medida de la exposición de la razón de apalancamiento (suma fila 1 a 7)**	**62,383,146**

Santander

LR2- Summary of leverage ratio exposure measure

	Amounts in MMCLP, Average data for the quarter	1Q2023
	On-balance sheet exposures	Consolidated
1	On-balance sheet exposures (excluding derivatives)	57,036,066
2	(Asset amounts deducted in determining Basel III Tier 1 capital)***	-119,300
3	Total on-balance sheet exposures (excluding derivatives)	56,916,766
	Derivative exposures	
4	Credit equivalent associated with all operations with derivatives (fair value and additional amount)	3,024,595
5	Add-on amounts for potential future exposures associated with all derivative transactions	
6	Gross collateral provided for the deduction of assets from the balance sheet in accordance with the accounting framework	
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	
8	(ECC tranche exempted for exposures to commercial operations settled by the client)	
9	Adjusted effective notional amount of written credit derivatives	
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	
11	Total derivative exposures	3,024,595
	Exposures from securities financing operations (SFT)	
12	Gross SFT assets (without recognized offsets), after adjusting for sales accounting transactions	
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	
14	Counterparty credit risk exposure for SFT assets	
15	Agent transaction exposures	
16	Total securities financing transaction exposures	
	Other off-balance sheet exposures	
17	Off-balance sheet exposure valued at gross notional amount	11,455,715
18	(Conversion adjustments to credit equivalents)	-9,013,929
19	Off-balance sheet items	2,441,786
	Capital and total exposures	
20	Tier 1 capital	4,148,758
21	Total exposures	62,383,147
	Leverage Ratio	
22	Basel III leverage ratio	6.65%

*Average information for the quarter

***Data reprocessed with respect to the March 2023 Pillar III Report, due to incorrect interpretations of the norm.

LIQ1- Liquidity Coverage Ratio (LCR)

	Amounts in MMCLP, Average data for the quarter	1Q2023 Total unweighted value (average)	1Q2023 Total weighted value (average)
	High-quality liquid assets	Consolidated	
1	HQLA	6,930,566	6,929,416
	Cash outflows		
2	**Retail deposits and deposits from small business customers, of which:**	18,991,672	1,253,312
3	Stable deposits	12,917,111	645,856
4	Less stable deposits	6,074,561	607,456
5	**Unsecured wholesale funding, of which:**	1,951,005	1,775,436
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks		
7	Non-operational deposits (all counterparties)	1,843,703	1,668,134
8	Unsecured debt	107,302	107,302
9	**Secured wholesale funding**	223,270	44,654
10	**Additional requirements, of which:**	13,278,045	4,038,938
11	Outflows related to derivative exposures and other collateral requirements	3,259,278	3,252,134
12	Outflows related to loss of funding on debt products		
13	Credit and liquidity facilities	10,018,767	786,803
14	**Other contractual funding obligations**	2,690,629	2,426,580
15	**Other contingent funding obligations**	2,336,693	230,310
16	**TOTAL CASH OUTFLOWS**		9,769,230
	Cash inflows		
17	**Secured lending (eg reverse repos)**	3,551,527	1,065,984
18	**Inflows from fully performing exposures**	1,594,431	1,585,226
19	Other cash inflows	4,459,416	3,020,377
20	**TOTAL CASH INFLOWS**		5,671,587
			Adjusted Total
21	Total HQLA		6,929,416
22	Total net cash outflows		4,097,644
23	Liquidity Coverage Ratio (%)		169.77%